MANAGEMENT DISCUSSION AND ANALYSIS

For the year ended December 31, 2010

Norsat International Inc. | SYMBOL: NII (TSX)

110- 4020 Viking Way | Richmond | British Columbia | Canada | V6V 2L4.

tel : 604-821-2800 | fax: 604-821-2801 | www.norsat.com

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

1.0

Introduction

The following management discussion and analysis of Norsat International Inc. (“Norsat” or “the Company”) as of March 16, 2011 should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2010, 2009 and 2008, and related notes included therein, which has been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  The differences between United States and Canadian generally accepted accounting principles as they affect the financial statements of the Company are described in Note 22 to the Company’s audited consolidated financial statements.  All amounts following are expressed in United States Dollars unless otherwise indicated.

Additional information relating to the Company including the Company’s most recent Annual Information Form may be found at www.sedar.com.

Forward Looking Statements

The following discussion and analysis of the financial conditions and results of operations contains forward-looking statements concerning anticipated developments in the Company’s operations in future periods, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about the Company’s market opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company’s available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this discussion and analysis of the financial conditions and results of operations or the documents incorporated by reference are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized. Some of these risks, uncertainties and other factors are described herein under the heading “Risks and Uncertainties” and in the most recent Annual Information Form under the heading “Risk Factors”. For the reasons set forth above, investors should not place undue reliance on forward-looking statements

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2.0

Business Overview

2.1 OVERVIEW OF THE BUSINESS

Norsat International Inc. (“the Company”) designs, develops and markets wireless broadband connectivity equipment, which enables high speed transmission of data, audio and video over commercial and military satellites.  The Company’s equipment is located on earth and thus falls under the broad category of “satellite ground equipment.”  Norsat concentrates on ground equipment that is central to the transmission and reception of content for commercial, governmental and military application.

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

Satellite-based communications employ satellites that are orbiting the earth to transmit and receive content. The Company’s equipment interoperates with satellites that orbit the earth at the same speed that the earth rotates. The satellite thus appears to be at the same point relative to the earth’s surface, thus giving the impression that the satellite is “stationary.”  These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

While geostationary satellites are operated on a commercial basis and are fairly standard in their operation, some are owned and operated by militaries and may have unique characteristics. The Company’s equipment has been standardized so that it can operate on most satellites, without further customization. The products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and moving video.

The satellite industry continues to see increased demand, primarily driven by the backlog of satellite launches, across all sectors of the market including the commercial and military markets. The Company’s products operate primarily on widely deployed commercial Ku-band satellites.  However, some products operate on other commercial (C-band and Ka-band) and military (Ka-band and X-band) satellites as well.

The Company’s business operates primarily through two business segments – Microwave Products and Satellite Systems. The Company also has three additional segments which have limited activity – Maritime Products, Wireless Networks, and Norsat Capital.

Norsat’s common shares trade on The Toronto Stock Exchange under the ticker symbol ‘NII’ and on the OTC Bulletin Board (OTCBB) under the ticker symbol ‘NSATF’.

2.2 COMPANY PRODUCTS AND SERVICES

Microwave Products

The Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers. Microwave components enable the transmission, reception and amplification of signals to and from satellites. The Company’s product portfolio of microwave components includes a comprehensive range of satellite receivers (LNBs), transmitters (BUCs), transceivers, solid-state power amplifiers (SSPAs) and other customized products.

Norsat is a leader in its microwave products markets.  The Company has developed a reputation for quality, reliability and innovation through more than three decades of participation in the business.  Management believes that the Company has the largest market share of any of its competitors in this space.  Under normal business conditions, the overall market tends to demonstrate steady but moderate annual growth.

Satellite Systems

Satellite Systems, established in 2003, provides rapidly deployable broadband connectivity over satellite links, where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent. The Company’s product portfolio of portable satellite systems includes the Norsat GLOBETrekkerTM, Rover and OmniLinkTM satellite systems.

The GLOBETrekkerTM is an intelligent, ultra-portable satellite system that enables users to establish a reliable broadband connection on short notice. It is designed to be carried in a backpack, is airline checkable, and fits in small vehicles. The GLOBETrekkerTM is ideal for users who are highly mobile.

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

Examples of such users include Special Forces, emergency first responders, business continuity managers, search and rescue personnel and journalists.

The Norsat Rover is a complete satellite terminal that fits into a single extended-mission backpack. The Norsat Rover offers a complete terminal that is capable of data transfer rates of approximately 1.0 Mbps and is still compact enough to fit into a single backpack.

The OmniLink™ product family also addresses the demanding needs of users seeking to establish broadband connectivity on a temporary basis but for longer periods of time. This product line is ideal for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Norsat is an early entrant into the portable satellite systems market.  The Company believes its technology offers superior functionality, usability and portability compared to competitive offerings.  Several companies offer satellite systems that provide similar functionality, but they are generally larger than GLOBETrekkerTM or OmniLinkTM, and the Company believes they are therefore unsuitable for the markets the Company is targeting.  Because the ultra-portable category is still in early development stages, market share data is not readily available.

Wireless Networks

The Wireless Networks segment was established in 2008 and develops, markets and deploys wireless communications systems that address a customer’s need to solve connectivity challenges covering an area larger than Wi-Fi solutions.  These solutions are specific technology agnostic and can be based on different protocols such as Worldwide Interoperability for Microwave Access (WiMAX), LTE and/or 4G. These technologies can enable the delivery of “last mile” wireless broadband access as an alternative to cable or DSL and in some instances mobile communications. A typical wireless network presents as a hybrid of cellular and cable/DSL networks with radio towers (BTS) broadcasting the wireless signal to modem devices (CPE) at customer locations. When combined with satellite communications as a backhaul connection, WiMAX allows operators to deploy a cost effective broadband offering into the under serviced regions of the world. The Company is exploring the different alternatives available to leverage its technology into this area. As at December 31, 2010, the Company has not recognized any revenues from wireless networks.

Maritime Systems

Norsat also announced its entry into the marine satellite business in 2008. Maritime systems provide broadband connectivity over satellite for industries that operate in a marine environment.  Examples of the industries that utilize satellites for communications and connectivity include fishing, recreational boating, and oil and gas. The Company continues to explore the different alternatives available to leverage its technology into this area and to date has recorded approximately $0.4 million of revenues in each of fiscals 2010 and 2009.

Norsat Capital

Norsat established Norsat Capital in 2009, a financial arm to enable customers and potential clients the option of leasing or renting Norsat’s equipment as well as making select strategic investments. The creation of Norsat Capital was a direct result of the improved capital structure which can now afford it to offer more financing options on its products as well as select investments to benefit shareholder value. To date there has been minimal volume in this line of business.

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

2.3 MARKETS AND TRENDS

Management believes that a number of industry trends are influencing demand for the Company’s products.  Satellites solutions are particularly attractive to user communities who are on the move or have damaged or non-existent communications infrastructure. In today’s 24 hour society, even austere communities have a need to access the information superhighway. In general, wireless broadband connectivity is the right technology for remote and austere parts of the world given its cost, speed, minimal infrastructure, ease of use, portability options, and ease of expansion to encompass more users.

Specific trends include the following:

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There is a growing expectation that organizations and individuals are always “connected” to some type of communications infrastructure, regardless of where they may be positioned geographically.

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As companies are increasingly required to look beyond traditional locations to meet the world’s demand for natural resources, there has been a proliferation of remote sites far removed from existing infrastructure. Demand for bandwidth is ever-expanding as users increasingly expect that video and audio files are capable of being transmitted, and that the transmissions will occur in real time.

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In the era of 24 hour news coverage, viewers have come to expect media to cover a breaking story nearly instantaneously, regardless of where it occurs around the world.  Media outlets need to be able to deploy quickly to meet this expectation.

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Major media are experiencing competition from alternative news sources that typically make content available over the internet.  Partly in response, governments and non-governmental organizations are increasingly producing their own content relating to events they deem significant, and making this available to third parties or directly to the public.

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The nature of modern military operations is such that mobility and rapid establishment of communication links in the field are considered vitally important.

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Major organizations that have global operations are increasingly aware of, and planning for natural or man-made crisis events. Their plans often include establishing communication capabilities that are not dependent on terrestrial infrastructure as part of their contingency or emergency action plans.

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A number of large scale disasters in recent years have instilled the importance of the ability of first responders to establish rapid communications links to coordinate recovery efforts.

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Experience with information technology and communication equipment in recent decades has conditioned users generally to expect such hardware to become smaller and more portable over time, while offering improved functionality.  Providers who are able to meet this expectation can realize competitive advantages.

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Applications of satellite technology are becoming ubiquitous.  From their traditional role in the broadcast and telecommunications fields, communications satellites have more recently been extended to such applications as broadband services, cellular and internet backhaul, location-based services and satellite imagery.  As a result, a broader base of users has a need for ground-based satellite equipment.

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

2.4 STRATEGY

Norsat’s mission is to become a leading provider of communications solutions for remote and austere regions of the world. Norsat’s primary value proposition is rooted in its longevity and reputation for quality, which is highly successful when dealing with projects in remote and austere parts of the world. Customers with critical applications for which reliability of performance is absolutely essential tend to place significant value in the quality of Norsat’s products and after sales support infrastructure. In addition, the Company has a track record of introducing innovative new products to the satellite industry, which it plans to continue. With a stronger financial base, the Company is seeking to assemble more products in the next year than in prior years to retain market share in the microwave division and bolster growth in the satellite business.  These attributes will remain core elements of Norsat’s strategy, and in fact they form the foundation on which the Company intends to grow in an organic manner. The Company is also pursuing and constantly revisiting acquisition opportunities that would be accretive to shareholders. Pricing continues to remain an issue due to continued global economic weaknesses making the market competitive for obtaining contracts, but has improved.

Norsat plans to continue to invest in research and development to maintain its status as “best in class.”  R&D efforts will be directed toward enhancing existing product lines and introducing new products.    Management believes that the development of new products within their products divisions will keep the Company on the cutting edge, attract new business as well as develop new market verticals. The Company also plans to pursue opportunities to cross-sell its newer product lines to its existing customer bases.

The Company sells most of its microwave components and portable satellite systems, other than those bound for the US Government, through resellers. Almost all of the portable satellite systems sold to the US Government have been through the Company’s direct sales force with a few exceptions.  Due to successful deployments with the US Government, additional militaries and governments around the world have become customers of Norsat. Demand still exists in the satellite systems division, especially from global militaries. In addition, the Company is seeing higher volume of request for proposals (RFPs) as well as the RFPs themselves being higher in terms of dollar quantities. While management views these improvements as major successes, gauging when these RFPs will be awarded and converted into revenues remains challenging as the timing of when RFP’s are awarded is determined by the customers and not the Company.

Cost containment also remains a high priority for management. The Company has been fiscally prudent with regards to expenses and while it seeks growth opportunities, management continues to review opportunities for strategic cost cutting measures.

The Company’s long-term objectives include entering new geographic markets, broadening its customer base, and expanding into new market verticals. Another component of the Company’s growth strategy is to expand the breadth of solution it provides to each customer.  Currently, the vast majority of the Company’s revenues are a result of the hardware and systems it manufactures.  Management believes there are a number of opportunities to provide ancillary services and third-party hardware components with the core products.  A key opportunity for the provision of ancillary services will be in the wireless networks arena. Examples of such wireless networks include WiMAX, LTE and 4G services.

Customers especially in remote and austere regions would benefit from an “end-to-end solution provider” approach and be able to secure satellite communication requirements from a single vendor.  Customers would be assured that all of the elements of its communications solution are configured to work well together, and that Norsat would be able to provide comprehensive support.  The Company would benefit

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

from stronger customer relationships, that will result in increases in the average sale, and in the long-term develop a stable recurring revenue stream.

The Company continues to actively evaluate various technologies and commercial applications that would best complement its current suite of product and service offerings in order to enable it to become a leading connectivity solutions provider for remote and austere regions of the world.

Norsat is seeking out initiatives in remote and austere regions of the world where it can offer its expertise by solving communications problems and logistics. Norsat plans on leveraging its secure and reliable products along with its experience on how to better serve remote and austere regions, to give the customer the best value for performance. As Norsat establishes more initiatives in the remote and austere regions of the world, its goal is that many of these regions will have scalable opportunities and will rely on Norsat to assist in further build outs or expansion projects.

3.0

2010 Annual Review

3.1 FISCAL 2010 HIGHLIGHTS

First Quarter

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Norsat’s specialized portable satellite units used in communications efforts in Haiti

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Norsat’s wireless networking initiative in Malawi, Africa becomes operational

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Norsat introduced LinkControl 7 software at Satellite 2010 tradeshow

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Norsat awarded $1.7 million contract with a European military

Second Quarter	➢ Norsat introduced power products line at NAB 2010 tradeshow ➢ Norsat introduced new microwave products at CommunicAsia 2010 tradeshow
Third Quarter	➢ Norsat named one of BC Business Top 100 companies ➢ Norsat announced Normal Course Issuer Bid ➢ Blue Box managed by Norsat used to solve recent maritime incident in Mediterranean
Fourth Quarter

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Norsat awarded $4.2 million in contract orders with US Government organizations

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Norsat announced availability of new microwave components

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Norsat’s specialized portable satellite units used in communications efforts in Chilean mining situation

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Norsat Ka-Band BUC unit used in CERN Laboratory in antimatter research

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

3.2 FISCAL 2010 REVIEW

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In Fiscal 2010, Norsat continued to deliver strong financial results. Starting from fiscal year 2007, the Company has reversed a pattern of losses that had persisted since 2005. The current year’s results represent seventeen consecutive quarters of profitability since Dr. Amiee Chan took over as the President and Chief Executive Officer.

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Sales for fiscal 2010 totaled $20.2 million, 4% lower than the $21.2 million reported in fiscal 2009. Gross margins were down slightly at 47% in fiscal year 2010 compared to 50% in fiscal 2009.  Operating expenses remained consistent at $7.3 million in fiscal 2010 and $7.2 million in fiscal 2009. Earnings before income taxes in 2010 was $2.1 million, compared to $3.0 million in 2009, representing a 31% decrease over 2009.

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As at December 31, 2010, the Company had working capital totaling $13.3 million compared to $12.1 million as at December 31, 2009. The working capital increase of $1.2 million was primarily due to increases in cash and cash equivalents* of $1.6 million and inventory of $1.6 million, respectively, offset by decreases in accounts receivable of $1.4 million and prepaid and other expenses of $0.5 million, respectively.

The Company continues to believe that the long term prospects in the satellite industry remain strong, driven by the net-centric transformation of militaries, a continued focus on homeland security and the emergence of non-traditional applications such as business continuity and content production by novice entities.

Key factors that Norsat expects will affect the Company’s revenue growth in the near-term remains the award timing of major military and certain other commercial projects. In addition the Company expects that competition will continue to intensify, as more companies focus on opportunities in the satellite terminal market. This increased intensity will likely put pressure on gross margins.

The management team remains focused on implementing a business model which will serve to (i) add a recurring revenue stream by offering a range of services, (ii) broaden the Company’s portfolio of products and services, (iii) actively recruit and cultivate reseller channel partners, and (iv) diversify the base of customers to include non-defense customers.

Since 2006, the Company’s revenue has grown organically at a compound annual growth rate of 11%.

As a result of the current economic conditions, management feels that there may be opportunities to accelerate the growth of the Company through acquisitions that would be immediately accretive to shareholders. See section 14.0 Subsequent Events.

* The company uses working capital changes as a supplemental financial measure in its evaluation of liquidity. Management believes monitoring working capital items assists in assessing the efficiency of allocation of short term financial resources. Working Capital is calculated by subtracting current liabilities from current assets.

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

3.3

Selected Annual Financial Information

Annual Financial Data (Expressed in thousands of dollars, except per share amounts)
	Year Ended December 31
	2010	2009	2008
	$	$	$
Sales	20,233	21,165	18,057
Earnings before income taxes	2,062	2,986	2,200
Current income tax	(140)	-	-
Income tax recovery	225	1,646	-
Net earnings	2,147	4,632	2,200
Earnings per share, - basic and diluted	0.04	0.08	0.04
Total assets, excluding future income tax assets	18,543	16,710	13,327
Total assets	20,414	18,684	13,327
Long-term debt	nil	nil	nil

3.4

Results of Operations

Sales and Gross Margins

	Year ended December 31, (Audited)			Three months ended December 31, (Unaudited)
	2010	2009	2008	2010	2009	2008
Sales (in $000’s)	$	$	$	$	$	$
Microwave Products	8,492	7,585	8,668	2,278	2,137	2,329
Satellite Systems	11,344	13,131	9,389	3,242	3,978	3,951
Maritime Systems	396	448	-	136	164	-
Total	20,233	21,164	18,057	5,656	6,279	6,280
Gross Profit Margin	%	%	%	%	%	%
Microwave Products	42%	43%	43%	38%	46%	53%
Satellite Systems	52%	53%	59%	48%	50%	57%
Maritime Systems	39%	54%	-	44%	114%*	-
Average gross margin	47%	50%	51%	44%	50%	56%

* The Gross Margin for the Maritime segment is greater than 100% due to adjustments made in the quarter ended December 31, 2009 that related to a previous period and is not representative of the business on an ongoing basis.

Year ended December 31, 2010 compared to Year ended December 31, 2009

Total sales for fiscal 2010 were $20.2 million, down 4% compared to the $21.2 million recorded in fiscal 2009.

The Company is not able to predict the timing of when material revenue contracts are awarded and this results in uneven sales year-over-year and quarter-over-quarter. This is due to the fact that Norsat has a relatively small base of customers, who often place orders that represent a significant share of sales for a given quarter, and the timing of those orders is unpredictable. Management is addressing this by cultivating revenue streams that are more evenly distributed

Sales from Microwave Products were $8.5 million, up 12% from the $7.6 million in sales recorded in 2009. The increased activity during the year is a sign that the microwave sector is beginning to return to normalcy as economies are showing signs of improvements.

 throughout the year.

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

Sales of Satellite systems were $11.3 million, down 14%, compared to $13.1 million last year. Revenues were lower due to the effects of a significant contract in 2009, that was not repeated at the same volume level in 2010 as well as timing of when US government contracts are received.

The Company’s overall gross margin for 2010 was 47% compared to 50% in 2009.  Fiscal 2009 also includes the effects of a recovery in inventory obsolescence of $175,000 or approximately 2% of fiscal 2009 gross margin. The Company continues to maintain overall margins within the range that management expects.

The gross margin for Microwave Products was 42% in 2010 and 43% 2009. While the global recessionary trends put some downward pressure on margins of the more commoditized items in the product portfolio, the Company continues to maintain market leadership through continually enhancing Microwave product offerings.

The gross profit margin for Satellite Systems decreased slightly to 52% in 2010 compared to 53% in 2009 primarily due to low sales volume in 2010, and the introduction of products at lower price points to penetrate more cost sensitive markets and drive market share from competitors.

Three Months ended December 31, 2010 compared to Three months December 31, 2009

Quarterly results may fluctuate from quarter to quarter because sales volumes are seasonal with the first quarter of the year being the weakest quarter and the fourth quarter being the strongest quarter. Sales volume is also dependent on military sales, which tend to be uneven over the course of a year.

Total sales for the three months ended December 31, 2010 were lower at $5.7 million compared to $6.3 in 2009. Sales of Microwave Products were $2.3 million for the three months ended December 31, 2010, compared to $2.1 million for the same period in 2009. Sales of Satellite Systems were $3.2 million for the three months ended December 31, 2010 compared to $3.9 million in the same period in 2009. Sales of Maritime Products totaled $0.1 million and remain consistent with the $0.2 million recorded for the same period in 2009.

The overall gross margin for the three months ended December 31, 2010 decreased to 44% compared to 50% in the same period in 2009. The gross profit margin for Microwave Products decreased to 38% for the three months ended December 31, 2010 compared to 46% for the period in 2009. The gross profit margin for Satellite System decreased to 48% from 50% for the same period in 2009. The range of gross margin for Satellite systems is consistent with management expectation.

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

Expenses

Expenses (in $000’s)	Year ended Dec 31, (Audited)			Three months ended Dec 31, (Unaudited)
	2010	2009	2008	2010	2009	2008
	$	$	$	$	$	$
Selling, general and administrative	6,435	6,065	6,254	1,808	1,830	1,955
Product development	474	775	800	276	136	306
Amortization	383	330	346	144	(173)	68
Other (income) expense	250	357	(331)	121	79	(160)
Total expenses	7,518	7,527	7,069	2,349	1,830	2,169

Year ended December 31, 2010 compared to Year ended December 31, 2009

The Company’s commitment to cost control has not wavered and this philosophy continues to be reflected in the cost structure. However, when necessary, staff levels have gradually been increased to ensure that commitments to research and development projects are met and product innovation and product leadership are not compromised.

For the years ended December 31, 2010 and 2009, total operating expenses remained constant at $7.5 million. This was in spite of and the effects of a weaker United States dollar and its adverse impact on Canadian dollar based operating expenses.

Selling, general and administrative (SG&A) expenses increased to $6.4 million in 2010 from $6.1 million in 2009. SG&A expenses in 2010 were higher due to $0.3 million one-time expenses incurred for professional and consulting fees relating to the acquisition of Sinclair Technologies Holdings Inc. See section 14.0 Subsequent Events. SG&A expenses in 2010 also included $0.2 million one-time consulting costs. In addition to the above one-time items the Company incurs significant expenses in Canadian dollars that are subject to US Dollar translation. Offsetting the above items, in 2009 the Company incurred one-time consulting costs of $0.3 million. Management continues to be committed to maintaining a prudent operating structure pre and post acquisition activities.

Product development expenses decreased to $0.5 million in 2010 compared to $0.8 million in 2009, net of government contributions. This decrease was the result of the expiration of a consulting agreement related to the Company’s wireless network initiative in the second quarter of 2009. With that said, product development costs continue to be a core focus for the Company and are reflected through development programs in both the Microwave business segment and the Satellite systems segment.

Amortization expense in 2010 increased slightly to $0.4 million compared to $0.3 million in 2009.

Other expenses in 2010 decreased to $0.3 million compared to $0.4 million in 2009. During the year ended December 31, 2010, the Company recorded an asset impairment loss of $0.1 million relating to equipment of a particular R&D project.

Three Months ended December 31, 2010 compared to Three Months ended December 31, 2009

Selling, general and administrative expenses for the three months ended December 31, 2010, remained constant at $1.8 million compared to the same period in 2009. However, $0.3 million expenses incurred in the three months ended December 31, 2010 related to professional and consulting fees for the acquisition of Sinclair Technologies Holdings Inc. See section 14.0 Subsequent Events.

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

Production development expenses for the fourth quarter increased to $0.3 million from $0.1 million in the fourth quarter of 2009.  Product development costs continue to be a core focus for the Company and are reflected through development programs in both the Microwave business segment and the Satellite systems segment.

Amortization expenses increased by $0.3 million compared to the same period last year. However the fourth quarter of 2009 included a recovery in amortization expenses relating to the Bluemoon acquisition totaling $0.2 million.

Other expenses for the three months ended December 31, 2010 and 2009 remain consistent at $0.1 million.

Earnings

Earnings (in $000’s, except earning per share amounts)	Year ended Dec 31, (Audited)			Three months ended Dec 31, (Unaudited)
	2010	2009	2008	2010	2009	2008
	$	$	$	$	$	$
Earnings before income taxes	2,062	2,986	2,200	119	1,276	1,318
Current income tax	(140)	-	-	(140)	-	-
Income tax recovery	225	1,646	-	224	1,646	-
Earnings for the period	2,147	4,633	2,200	203	2,922	1,318
Earnings per share, -basic & diluted	0.04	0.08	0.04	0.00	0.05	0.02

Year ended December 31, 2010 compared to Year ended December 31, 2009

Earnings before income taxes were $2.1 million in fiscal 2010, compared to $3.0 million in fiscal 2009.

Since 2009, it is management’s opinion that it is more likely than not that the Company will create taxable income to realize its future tax assets. As a result of this determination, the Company has recorded future income tax recoveries of $0.2 million and $1.6 million, in each of the years ended December 31, 2010 and 2009, respectively.

However, the tax recovery is uncertain and may not be recovered in future periods. The future tax asset account on the Company’s balance sheet will decrease as the Company generates future taxable income and reflects the Company’s ability to shelter future income from tax payments.

In accordance with GAAP, the Company uses the asset and liability method of accounting for future income taxes and provides for future income taxes for all significant temporary differences. Preparation of the financial statements requires an estimate of income taxes in the jurisdictions in which the Company operates. The process involves an estimate of the Company’s actual current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depreciation and amortization, for tax and accounting purposes along with the expected reversal pattern of these temporary differences. These differences result in future tax assets and liabilities which are included in our balance sheet, calculated based on the estimated tax rate in effect at the time these differences reverse. Judgment is required to assess tax interpretations, regulations and legislation, which are continually changing to ensure liabilities are complete and to ensure assets net of valuation allowances are realizable. The impact of different interpretations and applications could potentially be material. An assessment must also be made to determine the likelihood that the Company’s future tax assets will be recovered from future taxable income. To the extent that recovery is considered less rather than more likely, a valuation allowance of $9,031,226 (2009- $8,950,792) has been provided. Judgment is required in determining the provision for income taxes, future income tax assets and liabilities and any related valuation allowance. To the extent a valuation allowance is created or revised, current period income would be affected.

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

Three Months ended December 31, 2010 compared to Three Months ended December 31, 2009

Earnings before income taxes were $0.1 million for the three months ended December 31, 2010. This is down from the earnings of $1.3 million for the same period in 2009.

3.5

Summary of Quarterly Results

Quarterly Financial Data (Unaudited) (Expressed in thousands of dollars, except for earnings per share amounts)
	Three Months Ended
	Mar 31	Jun 30	Sep 30	Dec 31
2010	$	$	$	$
Sales	4,887	5,199	4,492	5,656
Earnings before income taxes	512	828	603	119
Earnings per share before income taxes– basic	0.01	0.02	0.01	0.00
Earnings per share before income taxes – diluted	0.01	0.02	0.01	0.00
Weighted average common shares outstanding –	#	#	#	#
basic (000’s)	53,677	53,591	53,439	53,566
diluted (000’s)	53,855	53,758	53,551	53,651

2009	$	$	$	$
Sales	4,995	4,839	5,141	6,279
Earnings before income taxes	829	238	643	1,276
Earnings per share before income taxes– basic	0.02	0.00	0.01	0.05
Earnings per share before income taxes– diluted	0.02	0.00	0.01	0.05
Weighted average common shares outstanding –	#	#	#	#
basic (000’s)	54,313	59,384	59,332	58,341
diluted (000’s)	56,112	59,963	59,913	58,511

3.6

Liquidity and Financial Condition

The Company’s principal cash requirements are for working capital and capital expenditures.

The Company's cash and cash equivalent balance as at December 31, 2010 was $6.3 million, an increase of $1.6million from $4.7 million as at December 31, 2009. During 2010, cash generated by operating activities were $1.0 million. Financing activities generated net proceeds of $1.0 million during 2010, while investing activities consumed $0.5 million during the period. See section 14.0 Subsequent Events.

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

The Company’s working capital requirements are mainly for production materials, productions and selling, operations and general administrative expenses. The Company’s working capital may be improved by increasing sales, shortening collection cycles and enhancing of inventory controls.

As at December 31, 2010, working capital* increased to $13.3 million as compared to $12.1 million at the end of 2009.  The current ratio** for the year ended 2010 was at 4.2x as compared to 3.9x as at the end of 2009.

Accounts receivable, was $4.6 million as at December 31, 2010, down from $6.0 million as at December 31, 2009. The decrease is due to the effects of a significant US military order in 2009, which was not repeated at the same volume level in 2010, and partially offsetting the decrease is an increase of VAT and GST/HST receivables.

Accounts payable and accrued liabilities decreased slightly to $2.8 million as of December 31, 2010 as compared to $2.9 million at the end of 2009. All of the Company’s accrued liabilities are in good standing and are less than one year of age.

Inventory as at December 31, 2010 was $5.7 million, an increase of $1.6 million, compared to $4.1 million as at December 31, 2009. The increase in inventory was primarily a result of satellite orders being pushed into the first quarter of 2011 as the related contracts arrived late in the fourth quarter.

As of December 31, 2010, shareholders’ equity improved to $15.8 million compared to $13.6 million at December 31, 2009.

At December 31, 2010, the Company has accumulated a deficit of $25.8 million. The Company has successfully generated net earnings from continued operations from the fourth quarter of 2006 through to the fourth quarter of 2010. However, these past successes cannot be used as an indication of the Company’s future performance.

Management believes that the Company’s strategy remains sound and can deliver solid performance in the future.

The Company may also deploy its cash for any suitable investments consistent with the company’s long term strategy of long-term objectives include entering new geographic markets, broadening its customer base, and expanding into new market verticals.

In addition to utilizing some or all of the current cash resources, the Company may also raise additional capital from the equity markets or utilize debt to complete investment and financing transactions that would accelerate the Company’s growth in the areas outlined above.

* Working Capital is a non-GAAP measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. This measure does not have a comparable GAAP measure. Working capital is defined as current assets less current liabilities.

** Current Ratio is a non-GAAP measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers.  Current Ratio is defined as current assets divided by current liabilities.

3.7

Capital Resources

The Company’s capital resources as at December 31, 2010 were in cash and cash equivalents. The Company plans to continue to fund cash requirements through operations. If required, the Company has credit facilities in place that can be drawn upon.

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

The Company has a secured operating line of credit with HSBC (“the Bank”) amounting to Cdn$1,000,000 or US$800,000 subject to interest rate at the Bank’s prime rate plus 1.35% per annum and payable upon demand by the Bank. In addition, the Company has a revolving demand note with the Bank in the principal amount of US$950,000 subject to an interest rate of prime plus 1.5% per annum. As at December 31, 2010, the Company had no outstanding amounts related to these facilities.

See section 14.0 Subsequent Events.

3.8

Contractual Obligations

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2010 under various purchasing commitments and operating lease agreements for each of the next five years:

CONTRACTUAL OBLIGATIONS	2011	2012	2013	2014	2015 and later	Total
	$	$	$	$	$	$
Inventory purchase obligations	2,368,037	-	-	-	-	2,368,037
Operating lease obligations	403,562	293,461	314,076	325,394	581,661	1,918,154
Total	2,771,599	293,461	314,076	325,394	581,661	4,286,191

In the normal course of operations the Company enters into purchase commitments. Included in commitments are inventory and material purchase obligations of $2.4 million in 2010. As at December 31, 2010, the Company had operating lease commitments that extend to November 2016.

The Company believes most of its working capital can be funded through its operations. The Company may also pursue other financing facilities to fund its working capital and meet its obligations from time to time.

Due to constantly changing economic conditions, which may not be under the control of the Company, there can be no assurance that additional financing will be available when needed or, if available, that it can be obtained on commercially reasonable terms.

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

4.0

Outlook

The Company believes that there will be continued demand in most of its market segments.  The Satellite Systems and Wireless network segments are more likely to offer more attractive growth rates for the foreseeable future, given that the markets the Company is targeting are relatively new or even untapped.   The Microwave Products and Maritime segments are more mature markets. Upon the global economy’s recovery from the current recessionary patterns, these market segments will still offer returns for a leading participant like Norsat.

While results will fluctuate from quarter to quarter, Management believes that recent efforts to rationalize the cost structure enable the Company to maintain and grow profitability over the long-term.  The Company plans to execute a balanced growth strategy which incorporates new product introductions, continued enhancement of existing product lines, diversification by region and by industry vertical, and a broadening of the solutions provided to customers.

The majority of the Company’s trade accounts receivables is generated from various military customers and is not believed to be at risk of default. The balance of the amounts owing are spread over a fairly large range of customers. While the risk of default from commercial customers is higher than government accounts, management feels that the likelihood of default is very low.  Management is cognizant of the extent of the current credit crisis and will remain vigilant in the Company’s credit granting practices.

The current recessionary trends coupled with the Company’s strong financial position and capital structure represent an opportunity for accelerating growth through strategic acquisitions that may be immediately accretive to shareholders.

5.0

Off Balance Sheet Arrangements

Not applicable.

6.0

Transactions with Related Parties

On December 23, 2008, $94,185 (Cdn$114,720) was transferred to a former member of the board’s bank account as share capital for Norsat SA. The former board member held this cash for Norsat SA until January 27, 2009 when Norsat SA opened a bank account and the funds were deposited into this bank account.

7.0

Proposed Transactions

See section 14.0 Subsequent Events.

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

8.0

Critical Accounting Estimates

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the following disclosures.

The following critical accounting policies reflect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

Allowance for doubtful accounts

➢

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments.  Management provides for bad debts by setting aside a percentage of sales towards the allowance account. The percentage is based on the Company’s historical default experience and is reviewed periodically to ensure consistency with default experience.  In addition, at the end of each fiscal year, management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms to evaluate estimates of collectability of the Company’s accounts receivable balance. The allowance set aside is then adjusted to align with the specific analysis performed. Throughout the year, if the Company determines that the financial condition of any of its customers has deteriorated, increases in the allowance may be made.

Inventories

➢

Parts and supplies inventory is stated at the lower of weighted average cost and net realizable value. Finished goods and work-in-process inventory include materials, labour and manufacturing overhead and are stated at the lower of weighted average cost and net realizable value.  Inventory is recorded net of any obsolescence provisions.  When there is a significant change in economic circumstances, inventory that had been previously written down below cost may be written back up provided the reversal does not exceed the original write-down.

Revenue recognition

➢

Revenues consist of sales of hardware, software, consulting, installation, training, extended warranty and post contract services.  These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services.

Effective January 1, 2009, the Company adopted the provisions of EIC 175 “Arrangements with Multiple Deliverables”.

EIC-175 is an amendment of EIC-142, “Arrangements with Multiple Deliverables”, such that the Canadian guidance will remain converged with the US guidance for multi-element arrangements.

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

The revised guidance changes the determination of separate units of account and the allocation of the consideration to the deliverables. Additional disclosure requirements are required not only for the transition adjustments but also thereafter for all significant multiple-element arrangements.

The criteria for identifying all deliverables in a multiple-element arrangement that represent separate units of accounting have been simplified. Entities are no longer required to have objective and reliable evidence of fair value of the undelivered item for a deliverable to qualify as a separate unit of accounting. The two criterion that remain are (1) the delivered item(s) has standalone value and (2) when a general right of return exists for the delivered item, the delivery or performance of undelivered item is probable and substantially in the control of the seller.

The following describes the Company’s accounting policy on revenue recognition for contracts entered into or materially modified in the fiscal 2009 and 2010 year:

The Company’s revenues consist of sales of hardware, software, consulting, bandwidth, installation, training, extended warranty and post contract customer support. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services. Under EIC-175, “Arrangements with Multiple Deliverables”, which the Company early adopted effective January 1, 2009, multiple deliverable revenue arrangements are to be divided into more than one unit of accounting and the criteria for revenue recognition are considered separately for each accounting unit if the following criteria are met:

➢

the delivered item(s) has standalone value and

➢

when a general right of return exists for the delivered item, the delivery or performance of undelivered item is probable and substantially in the control of the Company.

For those contracts where the services are not essential to the functionality of any other element of transaction, the Company determines selling price for these services based on a hierarchy of selling prices:

➢

Vendor specific objective evidence (“VSOE”) of selling price

➢

If VSOE does not exist then third party evidence of selling price (“TPE”) is used

➢

If neither VSOE nor TPE exist, then management’s best estimate of selling price for the deliverable is used. In all cases selling prices is an entity specific measure that also considers market conditions.

Arrangement consideration is allocated to all deliverables based on their relative selling prices. As a result of the hierarchy of selling prices, the Company is required to determine the selling price for each deliverable provided the conditions for separation have been met.

Hardware is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return on satellite products and the delivery or performance of the undelivered item is probable and substantially in the control of the Company. In establishing selling price for hardware, the Company relies on third party evidence based on stand alone sales of largely interchangeable products. The Company’s hardware components are customized in nature and specific to a customer’s order requirements. As a result, establishing VSOE of selling price would not be possible.

The Company recognizes revenue from the sale of hardware products upon the later of transfer of title or upon shipment of the hardware product to the customer; so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

The Company’s multiple-element sales arrangements include arrangements where hardware with embedded software licenses and the associated post contract customer support (“PCS”) are sold together. The hardware and software function together to deliver the tangible products’ essential functionality and are therefore scoped out of the software revenue recognition guidance. The Company uses VSOE to determine selling price of the undelivered PCS elements based on fair value labour rates and consistent renewal rates.

The Company’s multiple-element sales arrangements include rights for the customer to renew PCS after the bundled term ends.  These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew.  Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms and periods.

PCS revenue associated with hardware is recognized ratably over the term of the PCS period, which typically is one year.  PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products. PCS is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control of the Company.

Extended warranty of 1 to 3 years can be purchased separately by customers. The Company follows EIC 143, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts”, to record revenue on multi-element arrangements on extended warranty. Revenue on extended warranty are deferred and recognized in income on a straight-line basis over the contracted period. Extended warranty revenue is recognized after the Company’s one year manufacturer’s warranty expires.

Revenue is recognized on installation, training, and consulting services when these services have been performed. Selling price on these items is determined by reference to third party evidence of comparable services. Installation, training and consulting services are separate units of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control of the Company.

Revenue that has been paid but does not yet qualify for recognition under the Company’s policies is reflected as either deferred revenue (revenue that can be recognized in less than one year) or long-term deferred revenue (revenue that can be recognized in more than one year).

For reseller arrangements, fees are fixed or determinable on delivery to the reseller because the Company’s agreements with customers and resellers do not contain product return rights.

Prior to January 1, 2009, the Company recognized revenue in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3400 and Emerging Issues Committee (“EIC”) Abstracts 142, and the corresponding Financial Accounting Standards Board (“FASB”) issued authoritative guidance on revenue recognition.  Under this guidance, if objective and reliable evidence of fair value existed for all units of accounting, the arrangement consideration was allocated based on their relative fair values. In situations where there was objective and reliable evidence of fair value of the undelivered item but no such evidence for the delivered item the residual was assigned to the delivered item. The reverse was not permitted (i.e. assigning the residual to the undelivered item). Subsequent to the adoption of EIC-175, the arrangement consideration is allocated to all deliverables based on their relative selling prices.

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

Prior to adopting EIC 175, the Company relied on the residual method to determine the fair value of its delivered hardware products. However, since the residual method is not allowed under EIC 175, the Company now establishes selling price using the relative selling price method. Adopting EIC 175 did not have any impact on the amount, pattern and timing of revenue recognized during 2009 as the Company does not offer a discount on bundled elements within multi-element arrangements and therefore the residual value under EIC-175 is the same as the value determined using the relative selling price method. Further, there were no changes in the units of accounting due to the adoption of EIC 175

Government contribution

➢

The Company entered into a $5.97 million repayable investment with the Canadian Federal Ministry of Industry (the Minister) through the Strategic Aerospace and Defense Initiative (SADI). This funding represents a portion of the company’s eligible R&D expenses from September 21, 2007 up to and including December 31, 2011. The Company determines eligible expenditures and will submit quarterly to the Ministry for reimbursement. The final determination for eligibility rests with the Ministry and could go through the process of substantiating the expenditure claims.  Based on these discussions, it will be necessary to alter or defer the amounts claimed for reimbursement. Repayment is contingent on performance benchmarks established at the end of Norsat’s fiscal 2011 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years starting in 2012. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on growth of the gross business revenue over the previous year).

Change in Functional Currency

➢

On July 14, 2009, the Company completed a structural reorganization that transferred a significant portion of assets including customer relationships, patents and goodwill to a wholly owned subsidiary of the Company. Under the reorganized structure, Norsat International Inc., the parent entity, will only have limited activity and almost all of its revenues will be denominated in United States dollars. As a result of this change in circumstances, Norsat undertook a review of the functional currency exposures of all of its business units according to the Canadian Institute of Chartered Accountants (“CICA”) section 1651, ‘”Foreign Currency Translation”, and concluded that the currency exposures of its Canadian and foreign operations are now predominately in United States dollars. Prior to July 1, 2009, the Company’s functional currency was the Canadian dollar and the reporting currency the United States dollar. Effective July 1, 2009 the Company’s functional and reporting currency is the United States dollar. This results in all foreign currency impacts of holding non-US dollar denominated financial assets and liabilities being recorded through the statement of earnings rather than being included in translation gains and losses deferred in accumulated other comprehensive income (“AOCI”). The Company accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in its operations. The translated amounts on June 30, 2009 became the historical basis for all balance sheet items as at July 1, 2009, except for shareholders’ equity which continues to be carried at historical cost.

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

Stock Based Compensation

➢

The Company follows the recommendations of CICA section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, for stock options granted to employees, directors and consultants pursuant to an incentive share option plan. Under this method, the Company recognizes compensation expense for stock options awarded based on the fair value of the options at the grant date using the Black-Scholes Option Pricing Model. The fair value of the options is amortized over the vesting period and is included in selling, general and administrative expense. Recognized stock based compensation is reversed when stock options are forfeited before they vest.

Income Tax

➢

The Company follows the liability method of accounting for income taxes.  Under this method, the Company recognizes and measures its assets and liabilities, income taxes currently payable or recoverable as well as future taxes, which will arise from the realization of assets or settlement of liabilities at carrying amounts which differ from their tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled.  Future tax assets and liabilities are presented net by current and non-current classifications  and are offset to the extent that they relate to the same taxable entity and the same taxation authority and only to the amount of future tax assets that are available when the future tax liabilities are settled.

Future tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that the future tax assets will be realized. In 2008, a valuation allowance was recorded against all future tax assets. In 2009, it was determined that certain future tax assets of the parent company, Norsat International Inc., are more likely than not to be utilized. As a result, a full valuation allowance was no longer deemed necessary at December 31, 2009 and 2010.

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

9.0

Conversion to International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board has confirmed that publicly accountable, profit oriented enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011.  The Company’s first annual IFRS consolidated financial statements will be for the year ending December 31, 2011 and will include the comparative period of 2010. Beginning the first quarter of 2011, the Company will provide unaudited interim consolidated financial information in accordance with IFRS, with comparables for 2010.

The Company commenced its IFRS conversion project in 2008.  The conversion project consists of 3 phases which are outlined in the following tables, with actions, timetable and progress:

Phase 1: Awareness & Assessment
Actions	• Identification of the IFRS standards that will result in accounting policy differences between Canadian GAAP and IFRS.
• Assessment of whether the adoption of the IFRS standards will cause significant changes in reported results under IFRS.
• Ranking of IFRS standards based upon their anticipated impact on the consolidated financial statements and disclosures and the degree of difficulty of implementation.
Timetable	End of fiscal 2008
Progress	Completed

Phase 2: Design
Actions	• Analysis and documentation of the differences between Canadian GAAP and IFRS.
• Selection of accounting policies that the Company will apply on an ongoing basis, including IFRS 1 exemptions and elections at the date of transition
• Calculation of the quantitative impacts on the consolidated financial statements
• Analysis of the impact on the financial statement disclosures.
Timetable

We have prioritized the standards for our analysis based on the results obtained through completion of Phase 1 and have prepared a detailed timetable which anticipates the completion of the analysis by August 31, 2010.

Progress	Completed.

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

Phase 3: Implementation
Actions	• Preparation of the opening IFRS consolidated statement of financial position at the date of transition (January 1, 2010).
• Compilation of annual and interim comparative financial information.
• Production of the interim consolidated financial statements and disclosures.
• Production of 2011 IFRS consolidated financial statements and disclosures with comparatives presented in accordance with IFRS as at and for the year ended December 31, 2010.
Timetable

During 2010, we will have completed the opening IFRS consolidated statement of financial position and we will have compiled interim and annual financial information for the 2010 interim and annual periods.

In fiscal 2011, we will produce our interim and annual consolidated financial statements in accordance with IFRS with comparatives provided that are also in accordance with IFRS.

Progress

At the end of fiscal 2010, the Company has completed the opening IFRS consolidated statement of financial position and the interim pro-forma financial statements for the three months ending March 31, 2011.

IFRS Changeover Plan

The following table summarizes the status of our changeover plan based on the recommendations of CSA Staff Notice 52-320 “Disclosure of Expected Changes in Accounting Policies Relating to Changeover to International Financial Reporting Standards”:

	Key Activity	Milestones/ Deadlines	Status
Scoping study and impact assessment	Identification of IFRS standards that will affect Norsat and perform a relative impact assessment in order to plan and focus conversion efforts	Completion in 2008	Completed
Accounting policy determination and documentation	Analyze and select ongoing policies where alternatives are permitted, including IFRS 1 exemptions and elections	Completion of analysis by June 30, 2010	Completed
Financial statement presentation	Prepare financial statements as at January 1, 2010 and for the interim and annual periods subsequent thereto in accordance with IFRS	Transition date statement of financial position and 2010 interim periods prepared in accordance with IFRS	Completed
Internal control over financial reporting	Assess required changes to existing internal control processes and procedures Design and implement internal controls with respect to one-time changeover adjustments and ongoing changes	Assessment of required changes to be completed by August 31, 2010 Revision to internal control planned by September 30, 2010	Completed
Disclosure controls and procedures	For identified changes to accounting policies, assess the design and effectiveness of disclosure controls	See internal control over financial reporting deadlines above	Completed

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

	Key Activity	Milestones/ Deadlines	Status
Information technology and data systems

Identify and address IFRS differences that require changes to IT systems

Evaluate and select methods to address the need for parallel processing of 2010 general ledgers for planning and monitoring purposes

		Formal assessment of current information technology infrastructure and implementation of any changes in the information systems by July 31, 2010	Assessment of IT system completed. The assessment has determined that the current information technology infrastructure will be sufficient for IFRS conversion and on-going reporting requirements
Financial reporting expertise – resources and training	Assess capacity of internal resources to complete the IFRS conversion Provide technical training to key finance and accounting personnel and other selected employees involved in the conversion to IFRS	Assessment of internal resources by March 31, 2010 Ongoing training provided as needed	Internal resource assessment completed Training has been provided throughout fiscal 2010 and will continue through fiscal 2011
Business activities	Identify impacts on financial covenants and business practices Identify impacts on compensation arrangements Make any required changes	Identification of impacts and any required changes to be completed by December 31, 2010	No significant differences identified.

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

Identified Canadian GAAP and IFRS Differences

Through the Awareness & Analysis phase we have identified a number of GAAP differences between Canadian GAAP and IFRS which may have an impact on the current accounting policies of the Company. The most significant ones are presented below:

Standard	Canadian GAAP / IFRS Differences	Preliminary Findings
Fixed Assets	IFRS: After initial recognition, fixed assets may be measured using the cost model or the revaluation model. GAAP: The revaluation model is not allowed	Norsat will continue to use the cost model to avoid the impact of fluctuations in fair value on both the balance sheet and income statement.
IFRS: Fixed assets are amortized at the component level. GAAP: Component identification rules are less stringent.

Current fixed assets are non-complex in nature and are already being amortized at the lowest identifiable level. Application of componentization under IFRS is not expected to result in a material impact.

Componentization will be applied to fixed assets acquired in the future.

Impairment of Assets

IFRS: Impairment testing of assets is performed at the cash generating unit (CGU) level.  Impairment assessment employs discounted cash flow methodology.

GAAP: Impairment testing is performed at the lowest level for which cash flows are identifiable.

Impairment testing will be conducted at the CGU level. Impairment testing results may be different, but the impact is not expected to be material.

As impairment assessment utilizes discounted cash flows, impairment may be triggered more often or earlier under IFRS.

IFRS: Reversal of impairment losses is permitted, in certain circumstances, should the fair value of the impaired asset recover.

GAAP: Impairment losses should not be reversed if the fair value subsequently increases.

In the event of any future impairment losses, Norsat will put in place a process to monitor the fair value of the impaired asset in the event the impairment loss should be reversed.
Revenue Recognition

IFRS: Revenue recognition for multiple element arrangements is broadly discussed, but does not provide detailed guidance on how to identify and account for the various elements of a transaction.

However, on June 24, 2010 the International Accounting Standards Board and the US Financial Accounting Standards Board published an exposure draft to align the financial reporting of revenue from contracts with customers and related costs in order to create a single revenue recognition standard.

GAAP: Canadian GAAP is substantially converged with IFRS in this area, with Canadian GAAP providing a more stringent, prescriptive approach to recognition.

Norsat will continue to apply the more stringent principles of Canadian GAAP, which are converged with the principles of US GAAP. Norsat will continue to monitor new standards on revenue recognition.

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

Standard	Canadian GAAP / IFRS Differences	Preliminary Findings
Provisions and Contingent Liabilities

IFRS: Liabilities are either recorded as a provision, provided they meet a three point criteria, or disclosed if they do not meet all three points.

GAAP: Contingent liabilities can be recorded and/or disclosed in the notes.

Norsat does not currently have any contingent liabilities. However, should any occur in the future, they will be assessed under the IFRS criteria.

IFRS: The threshold for recognition of a contingent liability is the probable criteria (i.e. more likely than not) compared to Canadian GAAP which uses a higher threshold of “likely” in order to necessitate recording in the Company’s accounts.

Norsat does not currently have any contingent liabilities. However, it would appear as though the threshold for recognition is somewhat lower under IFRS, which could result in the recognition of more provisions under IFRS.

Management will review possible provisions using the ‘probable’ threshold for recognition under IFRS. This may include recording a liability for future repayment of the Strategic Aerospace and Defense Initiative government contribution.

Stock-Based Compensation

IFRS: The stock based compensation calculation incorporates an estimate of the number of stock options expected to vest.

GAAP: Accounting for forfeited stock options can be prospectively when forfeiture occur.

Norsat will calculate stock compensation expense based on management’s estimate of the number of stock options expected to vest.
Segment Disclosures	IFRS: Disclosure of segment liabilities, interest revenue, unusual items and extraordinary items is required. GAAP: No requirement for the above segment disclosures.	Norsat will include the additional segment disclosures in our IFRS financial statements.
Inventories

In the case of a service provider, the cost of the service for which the entity has not yet recognized the related revenue has to be recognized as inventory. These costs include labour and other costs of personnel directly involved in providing the service (excluding sales and general administrative personnel) and attributable overheads.

Norsat will recognize the costs of directly related personnel into inventories.

Newly released IASB discussion papers, exposure drafts, or standards may change our preliminary findings.

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

First Time Adoption of IFRS’s

IFRS 1 “First time adoption of International Financial Reporting Standards” generally requires that an entity apply all IFRS policies effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 provides for certain mandatory exceptions and limited optional exemptions from this general requirement. The most significant IFRS 1 exemptions that are expected to apply to the Company upon adoption are summarized in the following table:

Fair value or revaluation as deemed cost	Norsat did not elect to measure an item of property, plant and equipment at the date of transition to IFRS at its fair value and use that fair value as its deemed cost at that date.
Business Combinations

IFRS 1 allows IFRS 3 Business Combinations to be applied either retrospectively or prospectively. Retrospective application would require the Company to restate its business combination occurring before the date of its transition to IFRS. Norsat adopted IFRS 3 prospectively.

Cumulative translation differences	Norsat has elected for cumulative translation adjustments that existed at the date of transition to be zero.
Share-based payment transactions

Equity instruments that were granted prior to November 7, 2002 or are fully vested as at the transition date are not required to be restated in accordance with IFRS 2.

Unlike IFRS 2 Share-based payments, estimates of equity-settled awards are based on estimates of those that are expected to vest (unless forfeitures are due to market-based conditions) whereas under CICA 3870, paragraph 47, an entity may estimate forfeitures or recognize them as they occur. Since the Company’s accounting policy was to recognize forfeitures as they occur, the Company adjusted its opening balances under IFRS 2.

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

Impact of Conversion

The following table summarizes by topic, the expected IFRS transition impacts on the Company’s consolidated balance sheet subtotals and totals as at January 1, 2010.

January 1, 2010	CDN GAAP, as reported	Deferred Tax Asset & Liability	Cumulative translation difference	Share-based payment	Inventories	Restated under IFRS
Assets
Current Assets	16,182,680	(235,920)			197,129	16,143,889
Non-Current Assets	2,501,045	235,920				2,736,965
	18,683,725					18,880,854

Liabilities
Current liabilities	4,128,476	(2,163)				4,126,313
Non-current liabilities	950,207	2,163				952,370
	5,078,683					5,078,683

Shareholder's equity
Share capital	37,401,639					37,401,639
Contributed surplus	3,693,849			(11,781)		3,682,068
Accumulated other comprehensive income	399,537		(399,537)			-
Deficit	(27,889,983)		399,537	11,781	(197,129)	(27,675,794)
	13,605,042					13,407,913

The information provided above is to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on our financial statements. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

10.0

Financial Instruments and Other instruments

The Company's financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities. Cash and cash equivalents and short-term investments are classified as held for trading financial assets, measured at fair value. Accounts receivable are classified as loans and receivables, measured at amortized cost. Accounts payable, accrued liabilities are classified as other liabilities, measured at amortized cost using the effective interest rate method.

The carrying value of the Company’s financial assets and liabilities is considered to be a reasonable approximation of fair value due to the short-term nature of these instruments. Cash and cash equivalents and short-term investments are considered level 1 financial assets and liabilities. The Company recognizes all transaction costs immediately in net income for all financial assets and liabilities. Interest income from cash investments are reported in other income.

The Company classifies financial instruments as held-for-trading when it is not a loan or receivable and is acquired for the purpose of selling and repurchasing in the near term. Financial instruments whose fair value cannot be reliably measured are not classified as held-for-trading.

Currency risk is the risk the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Company is exposed to currency risk as a result of components of cost being denominated in currencies other than the United States dollar, primarily the Canadian dollar.  The Company holds cash and has liabilities (primarily accounts payable and accrued liabilities) in currencies other than the United States dollar (primarily the Canadian dollar).

The Company manages currency risk by holding cash in foreign currencies to support forecasted foreign currency denominated accounts payable and accrued liabilities and does not use derivative instruments to reduce its exposure to foreign currency risk.

A 10% appreciation (depreciation) in the United States dollar price of Canadian dollars would result in gain (loss) of approximately $90,000 ($90,000).

11.0 Outstanding Share Data

The Company has 75,000,000 shares of Common Stock authorized, of which 53,658,909 were outstanding at December 31, 2010. As at March 16, 2011, the Company had 58,362,532 shares outstanding. See section 14.0 Subsequent Events.

As at March 16, 2011, the Company had 1,593,500 options outstanding to acquire common shares at prices ranging from $0.47 to $6.15 per share.

12.0

Risks and Uncertainties

12.1 RISKS ASSOCIATED WITH FINANCIAL RESULTS

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

The Company’s inability to generate sufficient cash flows from its operations may affect its ability to continue as a going concern. The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.  At December 31, 2010, the Company has accumulated a deficit of $25,737,011. The Company has generated net profit from its continued operations from the fourth quarter of 2006 through to the fourth quarter of 2010. However, this cannot be used as an indication of the Company’s future performance.

The Company’s inability to accurately forecast its results from quarter to quarter may affect its cash resources and result in wide fluctuations in the market price of the Company's stock. The operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are described below. Due to these and other factors, most of which are outside of the Company’s control, the quarterly revenues and operating results are difficult to forecast. As a result, the Company may not be able to accurately predict its necessary cash expenditures during each quarter or obtain financing in a timely manner to cover any shortfalls. The Company also believes that period-to-period comparisons of its operating results may not be meaningful and one should not rely on any such comparisons as an indication of its future performance.

12.2 RISKS ASSOCIATED WITH BUSINESS AND OPERATIONS

The Company’s exposure to business and operation risks includes but is not limited to the following:

➢

The Company cannot be sure it will be able to identify emerging technology and market trends, enhance the existing technologies or develop new technologies in order to effectively compete in the satellite communications industry.

➢

The Company has customer concentration.  A significant portion of the Company’s revenues have been recognized from a limited number of customers. While the Company has been diversifying its customer base, the efforts to date may be insufficient to offset the effects of the quarterly variance of sales and delays associated with selling to the Government sector.

➢

The Company cannot be sure that it will be able to compete effectively with the current competitors.

➢

The Company has limited intellectual property protection.

➢

The Company may unknowingly infringe on other patents or intellectual properties, which could lead to royalty payments and/or incur legal liabilities.

➢

The Company depends on its key employees and it cannot be sure that it will be able to keep these employees or hire and train replacements.

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

➢

The Company sells products which may, in certain instances, be subject to export and/or re-export restrictions. The Company may also be subjected to penalties and fines should there be a breach in its processes. The Company has formed a committee to actively oversee compliance with all such export regulations.

➢

The Company buys components and products which may, in certain instances, be subject to contractual obligations to purchase minimum quantities during a given period, maintain resale records and abide by certain resale restrictions. Failure to fulfill any or all of these may negatively impact liquidity should the Company be forced to take ownership of any un-purchased units. It may also affect the Company’s ability to continue supplying products as originally specified and thus affect obligations to fulfill customers.

➢

The Company may be subject to product liability claims, which are not fully covered by insurance.

➢

The Company intends to expand its international operations. It thus faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets and fluctuations in foreign currencies. Those external risks may not be under the Company’s control. While the additional resources are required for the expansion, the Company cannot be sure its success and failure of such expansion.

Readers are advised to access Form 20-F (on EDGAR at www.sec.gov) for the full contents of “Risks Associated with Business and Operations” and also other risk factors discussed in Norsat’s filings with securities commissions in Canada (on SEDAR at www.sedar.com).

12.3 RISKS ASSOCIATED WITH THE VALUE OF NORSAT SHARES

The exercise of the existing outstanding options, warrants and warrants to be issued may substantially dilute the value of the Company’s common shares. The Company has 75,000,000 shares of Common Stock authorized, of which 53,658,909 were outstanding at December 31, 2010. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of the Company’s Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat. Convertible debt, if issued to raise additional working capital for the Company could also have dilutive effect for shareholders.

The current financial market volatility can result in wide fluctuations in the market price of the Company's stock.  The Company has reported seventeen consecutive quarters of profitability starting from the fourth quarter of 2006. Despite the previously mentioned profitable results, the uncertainty and volatility in current financial markets can result in wide fluctuations in the market price of the Company’s stock.  Bear in mind though that the Company’s operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future.

12.4 RISKS ASSOCIATED WITH FOREIGN EXCHANGE

The Company is exposed primarily to foreign exchange fluctuations in the Canadian dollar. The Company is exposed to foreign currency exchange risk as a result of components of cost being denominated in currencies other than the United States dollar, primarily the Canadian dollar. A 10% appreciation (depreciation) in the United States dollar price of Canadian dollars would result in gain (loss) of approximately $90,000 ($90,000).

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

13.0

Disclosure Controls and Internal Controls over Financial Reporting

13.1 DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2010, by and under the supervision of the CEO and CFO.  Based on this evaluation, the CEO and CFO have concluded that the disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (“the Exchange Act”) are effective to ensure that (i) information required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms; and (ii) material information relating to the Company is accumulated and communicated to the Company’s management, including the CEO and CFO, or persons performing similar functions.

13.2 INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States, as applicable.  Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

The Company’s management, including the CEO and CFO, has evaluated the effectiveness of the internal controls over financial reporting.  Based on this evaluation, management has concluded that internal controls over financial reporting were designed effectively as of December 31, 2010.

As a result of this review it was determined that there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

While the Company’s CEO and CFO believe that the Company’s internal controls over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

14.0

Subsequent Events

Warrants Exercised

In January, 2011, 67,776 warrants were exercised at a strike price of $0.48 per share, for total proceeds of $30,132. On January 12, 2011, all outstanding warrants issued by the Company expired unexercised.

Acquisition of Sinclair

On January 21, 2011, the Company acquired of all the shares of Sinclair Technologies Holdings Inc. (“STHI”), a private company that is a leading provider of antenna and radio frequency conditioning products, based in Aurora, Ontario.

The purchase price totals approximately US$19.25 million, subject to normal closing adjustments.

The Company has paid cash consideration of US$16.0 million, financed from the Company’s cash and cash equivalents and US$12.0 million in debt financing from its principal banker, 4,028,932 common shares issued from treasury, and promissory notes with a total face value of US$750,000 plus interest at 3% per annum issued to the shareholders of STHI.

US$1.0 million of the cash consideration is held in escrow and acts as a security for certain events such as should the Company be subject to any liabilities, claims or similar arising from representation or warranties made by the shareholders of STHI.  The US$1.0 million, less claimed amounts, if any, is releasable to the shareholders of STHI on January 21, 2013.

The common shares are held in escrow and will be released to the shareholders of STHI, at a rate of 100%, 75% or 0%, subject to STHI achieving certain financial metrics for the year ended December 31, 2011.

The promissory notes are held in escrow and will be released to the shareholders of STHI, at a rate of 100%, 75% or 0%, subject to STHI achieving certain financial metrics for the year ended December 31, 2012.

The final purchase price allocation will be completed after asset and liability valuations are finalized and will include management's consideration of a final valuation prepared after consultation with an independent valuation specialist.  This final valuation will be based on the actual net tangible and intangible assets of Sinclair that existed on January 21, 2011. The Company has not completed its final allocation of excess purchase prices to identifiable intangible assets and goodwill.

As a result of the successful completion of the acquisition, the Board of Directors have approved a one-time bonus of Cdn$200,000 to a member of senior management.

Credit Facility

On January 21, 2011, the Company’s credit facility with HSBC (“the Bank”) was amended.  The Company continues to have access to a secured operating line of credit with the Bank amounting to Cdn$1,000,000 or US$800,000 subject to interest rate at the Bank’s prime rate plus 1.35% per annum and payable upon demand by the Bank. In connection with the acquisition of STHI, a non-revolving acquisition loan of Cdn$13,200,000 or US$12,000,000 was obtained and is subject to an interest rate at the Bank’s banker’s acceptance rate plus an applicable spread for amounts outstanding in Canadian dollars and/or the Bank’s LIBOR rate plus an applicable spread for amounts outstanding in U.S. dollars. The applicable spread ranges from 1% to 3.5% depending on the Company’s funded Debt to EBITDA ratio determined quarterly on a rolling 12 month basis based on consolidated financial statements. The full amount of the acquisition loan has been drawn and is repayable with principal repayments of 1/60th of the original principal balance on the last day of each month, together with interest payments. In addition, the Company repays an amount equal to the greater of (i) 5% of the original balance, and (ii) 30% of the Company’s net income plus depreciation and amortization, less capital expenditures and less aggregate principal payments made during the relevant fiscal year. The acquisition loan is repayable in full within 48 months of the date of the initial advance, January 21, 2011.As at March 16, 2011, the Company’s acquisition loan was paid down to US$11.8 million.

Norsat International Inc.                                                                                                                                                                                                                                                                  Management Discussion & Analysis

The covenants of the amended credit facility are as follows:

➢

Working capital ratio (current assets divided by current liabilities) cannot be less than 1.25:1.00 – calculated quarterly,

➢

Debt to tangible net worth ratio (total liabilities less cash on hand divided by the sum of share capital, contributed surplus, accumulated other comprehensive income, retained earnings less intangible assets and goodwill) cannot exceed

3.00:1.00 for the period ending December 31, 2011, and

2.50:1.00 thereafter. – calculated quarterly,

➢

Debt service coverage ratio cannot be less than 1.25:1. based on EBITDA less unfunded capital expenditures – calculated annually, and

➢

Funded debt to EBITDA less unfunded capital expenditures (“Debt to EBITDA Ratio”) cannot exceed 3.50:1 for the period ending December 31, 2011

3.00:1 for the period ending December 31, 2012, and

2.50:1 thereafter – calculated quarterly.

Pursuant to the acquisition of STHI, the Bank has made available an additional operating line of credit of  Cdn$2,500,000 or US$2,000,000, subject to interest rate at the Bank’s prime rate plus 1.35% per annum for amounts outstanding in Canadian dollars and the Bank’s U.S. base rate plus 1.35% per annum for amounts outstanding in U.S. dollars. The operating line of credit is payable upon demand by the Bank and is secured by certain assets of the Company.

Employee Share Ownership Plan

On February 18, 2011, the Company has issued and received consideration for 611,915 common shares (the “Private Placement”) in connection with its Employee Share Ownership Plan ("ESOP") offering under the Employee Investment Act (British Columbia).  The Private Placement was approximately 61% subscribed with participation from employees (including those from Sinclair), senior management and directors.

The Company generated gross proceeds of $348,792 and issued common shares at the price of $0.57 (Cdn$0.568).

The Company’s ESOP offering was open to eligible persons until February 15, 2011. Each eligible employee, full-time contractor and director was offered an equal number of common shares to purchase. The Company's offering under its ESOP has been conducted in accordance with the requirements of the Toronto Stock Exchange and the Employee Investment Act (British Columbia).

All of the common shares are subject to a four-month hold period which ends June 19, 2011. During this period, these securities can neither be traded nor freely transferable. Of the securities issued under the Private Placement, 74,329 common shares will be held in escrow until February 18, 2014.  The escrow requirement applies to employee shareholders resident in British Columbia, who have elected to receive tax credits under the Employee Investment Act (British Columbia). Employee shareholders may seek government approval for an early release from escrow upon the repayment of any tax credits received.